1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	September 25, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited ("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of August 2020.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares held as of		Changes
		7/31/2020	8/31/2020
Senior Vice President	Cliff Hou	432,063	432,976	913
Vice President and Chief Financial Officer	Wendell Huang	1,651,517	1,651,534	17
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares pledged as of		Changes
		7/31/2020	8/31/2020
Senior Vice President	Lora Ho	1,300,000	0	(1,300,000)

3. The acquisition and disposition of assets by TSMC and its subsidiaries:

(1) Fixed-income investment: NT$3.8 billion of acquisition and NT$2.0 billion of disposition.

(2) Buildings and facilities: NT$5.7 billion of acquisition.

4. The capital appropriations approved by TSMC board of directors:

(1) Machinery equipment for advanced technology capacity: NT$70.8 billion;

(2) Machinery equipment for advanced packaging and specialty technology capacity: NT$16.2 billion;

(3) Machinery equipment for R&D capital investments and sustaining capital expenditures: NT$8.2 billion;

(4) Fab construction, installation of fab facilities and capitalized leased assets: NT$57.7 billion.

5. The unsecured bonds issued by TSMC and its subsidiaries: None*.
*Below table supplements the domestic unsecured bonds issued year-to-August 2020.
Issuance	Tranche	Issuance Period	Total Amount (in millions)		Coupon Rate	Repayment and Interest Payment

109-1	A	Mar. 2020 ~ Mar. 2025	NT$	3,000	0.58%	Bullet repayment; interest payable annually
	B	Mar. 2020 ~ Mar. 2027	NT$	10,500	0.62%	The same as above
	C	Mar. 2020 ~ Mar. 2030	NT$	10,500	0.64%	The same as above
109-2	A	Apr. 2020 ~ Apr. 2025	NT$	5,900	0.52%	The same as above
	B	Apr. 2020 ~ Apr. 2027	NT$	10,400	0.58%	The same as above
	C	Apr. 2020 ~ Apr. 2030	NT$	5,300	0.60%	The same as above
109-3	A	May 2020 ~ May 2025	NT$	4,500	0.55%	The same as above
	B	May 2020 ~ May 2027	NT$	7,500	0.60%	The same as above
	C	May 2020 ~ May 2030	NT$	2,400	0.64%	The same as above
109-4	A	Jul. 2020 ~ Jul. 2025	NT$	5,700	0.58%	Two equal installments in last two years; interest payable annually
	B	Jul. 2020 ~ Jul. 2027	NT$	6,300	0.65%	The same as above
	C	Jul. 2020 ~ Jul. 2030	NT$	1,900	0.67%	The same as above